

02019586

:D STATES
XCHANGE COMMISSION
on, D.C. 20549

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Uf 3-18-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48635
8-039307-CRD

RECEIVED
MAR 1 2 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING 12/31/0
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. DISCOUNT BROKERAGE, INC.
                       JAC TOMASELLO, PRESIDENT
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

19111 DETROIT ROAD SUITE 203
                        (No. and Street)

ROCKY RIVER   OHIO   44116-1740
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  JAC TOMASELLO   440-356-3151
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONOVAN, KLIMCZAK AND COMPANY
                (Name – if individual, state last, first, middle name)

1867 WEST MARKET STREET   AKRON   OHIO   44313
    (Address)   (City)   (State)   (Zip Code)

PROCESSED
APR 0 4 2002
THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.   See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____JAC TOMASELLO_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____U.S. DISCOUNT BROKERAGE, INC._____, as of _____DECEMBER 31_____, 20 01_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified s olely as that of a customer, except as follows:

LAURA DAVIS
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires
June 24, 2003

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. DISCOUNT BROKERAGE, INC.
Financial Statements
Year Ended December 31, 2001

U.S. DISCOUNT BROKERAGE, INC.
Financial Statements
December 31, 2001

INDEX

HARRY A. DONOVAN, CPA

THEODORE C. KLIMCZAK, CPA

SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

1867 WEST MARKET STREET   AKRON, OH 44313

TELEPHONE 330-836-9331   FAX 330-869-9991

http://www.dkc-cpa.com

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
U.S. DISCOUNT BROKERAGE, INC.
ROCKY RIVER, OHIO

We have audited the accompanying Balance Sheet of U.S. Discount Brokerage, Inc. (an S Corporation) as of December 31, 2001 and the related Statements of Income and Retained Earnings and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Discount Brokerage, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States Of America.

Our audit was made for the purpose of expressing an opinion on these financial statements. The information included in the accompanying supplementary schedules is presented only for supplementary analysis purposes. Such information has been subjected to the examinations, assessment and evaluation procedures applied in the audit of the basic financial statements, and in our opinion, the supplementary information presents fairly the information thereto.

Donovan, Klimczak and Company
Certified Public Accountants

February 22, 2002

U.S. DISCOUNT BROKERAGE, INC.
Balance Sheet
December 31, 2001

ASSETS

Current Assets:		
Cash	$	36,965
Accounts Receivable - Trade		80,595
Prepaid Rent		1,350
Total Current Assets		118,910
Equipment and Furniture		32,898
Less: Accumulated Depreciation		23,846
Net Equipment and Furniture		9,052
Other Assets:		
Accounts Receivable - Related Parties		174,112
Internet Website (Net of $9,912 Amortization)		5,337
Deposits		100,000
Investment - NASDAQ		20,100
Total Other Assets		299,549
TOTAL ASSETS	$	427,511

The Accompanying Notes Are an Integral Part of These Statements

U.S. DISCOUNT BROKERAGE, INC.
Balance Sheet
December 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable	$	1,300
Accounts Payable - Commissions		41,048
Accrued Wages		31,342
Dividends Payable		23,632
Total Current Liabilities		97,322

Stockholders' Equity:

Capital Stock, 8,000 Shares Authorized, Issued and Outstanding, No Par Value	17,332
Additional Paid in Capital	156,067
Retained Earnings	156,790
Total Stockholders' Equity	330,189

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	427,511

U.S. DISCOUNT BROKERAGE, INC.
Statement of Income and Retained Earnings
For Year Ended December 31, 2001

Revenues - Commissions and Fees	$ 1,763,430
Less:	
Clearing and Execution Costs and Fees	245,781
Commissions Expense	864,398
Net Revenues	653,251
Operating Expenses	499,742
Income from Operations	153,509
Other Income:	
Interest	2,564
NET INCOME	156,073
Dividends Paid	(319,117)
Retained Earnings - Beginning of Year	319,834
Retained Earnings - End of Year	$ 156,790

U.S. DISCOUNT BROKERAGE, INC.
Statement of Cash Flows
For Year Ended December 31, 2001

Cash Flows from Operating Activities		
Net Income	$	156,073
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation		5,018
Amortization		3,050
(Increase) Decrease in:		
Accounts Receivable - Trade		48,977
Accounts Receivable - Related Parties		148,828
Marketable Equity Securities		5,813
Deposits		(75,000)
Increase (Decrease) in:		
Accounts Payable		(1,773)
Commissions Payable		12,581
Accrued Wages		(4,665)
Dividends Payable		12,542
Net Cash Provided by Operating Activities		311,444
Cash Flows from Financing Activities:		
Dividends Paid		(319,117)
Net Cash (Used) by Financing Activities		(319,117)
Net <Decrease> in Cash		(7,673)
Cash at Beginning of Year		44,638
Cash at End of Year	$	36,965

The Accompanying Notes Are an Integral Part of These Statements

-5-

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

U.S. Discount Brokerage, Inc. was incorporated under the laws of the State of Ohio on August 28, 1995. The Company is a discount brokerage firm with its principal office in Rocky River, Ohio.

Basis of Accounting

The financial statements of U.S. Discount Brokerage, Inc. (Company) have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Amortization of Internet Website

Costs totaling $15,249 associated with the design of the Company's Internet Website along with establishment of the Internet Trading Module have been capitalized and are being amortized over a 60 month period. Amortization for the year ended December 31, 2001 totaled $3,050.

NOTE B - ACCOUNTS RECEIVABLE - TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE C – ACCOUNTS RECEIVABLE – RELATED PARTIES

The Company has various accounts receivable from its stockholders totalling $174,112. These receivables are non-interest bearing and have no fixed repayment terms.

NOTE D – MARKETABLE SECURITIES

The Company maintains a trading account for marketable securities resulting from trading errors that occur in the normal course of operations. The net gain or loss from these transactions are reflected in the income statement as error income or expense. The Company incurred a net gain of $6,143 from these transactions during the year ended December 31, 2001.

NOTE E - EQUIPMENT AND FURNITURE

Assets are carried at cost. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts.

Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to assets are capitalized. Depreciation is calculated on the modified accelerated cost recovery system or the straight-line method over the estimated useful life of the asset. Depreciation for the year ended December 31, 2001 totaled $5,018.

NOTE F - DEPOSIT

A deposit totaling $100,000 represents an interest bearing Escrow Account held by Penson Financial Services, Inc. at December 31, 2001.

NOTE G – INVESTMENT - NASDAQ

The equity investment held by the Company in The NASDAQ Stock Market, Inc. is stated at cost and consists of an investment through a private placement. The stock is restricted and no market value was available at year end, thereby precluding any determination of current fair value.

NOTE H - LEASING ARRANGEMENT

The Company conducts its operations from facilities that are leased under a month-to-month arrangement. Rental expense in 2001 totaled $19,651.

NOTE I – RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for employees (SIMPLE-IRA) which is a qualified retirement plan. The Plan provides for both employer contributions and salary deferral provisions. The Plan covers substantially all employees meeting certain age and service requirements. The salary deferral provisions permit the participants to elect to contribute a portion of their compensation on a tax-deferred basis within guidelines established by the Internal Revenue Code. The Company contributes a matching amount equal to three percent of each participant's gross compensation each year up to a maximum amount of $6,500 per participant. Company contributions are 100% vested immediately upon receipt by the Plan. The Company's contributions totaled $16,339 for the year ended December 31, 2001.

SUPPLEMENTARY INFORMATION

U.S. DISCOUNT BROKERAGE, INC.
Schedule of Operating Expenses
For Year Ended December 31, 2001

Officers' Wages	$	198,762
Payroll Taxes		44,663
Retirement Expense		16,339
Hospitalization		35,560
Registration Fees		20,673
Rent and Utilities		19,651
Advertising and Promotion		26,266
Office Expense		8,173
Professional Fees		21,532
Telephone		16,161
Depreciation		5,018
Travel and Entertainment		913
Education		2,527
Postage and Delivery		4,119
Computer and Internet Expenses		28,040
Research and Information Costs		7,199
Dues and Subscriptions		352
Printing		21,922
Amortization		3,050
Taxes		5,330
Recruiting Expenses		10,129
Miscellaneous Expense		3,363
TOTAL OPERATING EXPENSES	$	499,742

U.S. DISCOUNT BROKERAGE, INC.
Statement of Changes in Stockholders' Equity
December 31, 2001

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - Beginning of Year	$ 17,332	$ 156,067	$ 319,834	$ 493,233
Add: Current Year Net Income	-	-	156,073	156,073
Less: Dividends Paid	-	-	319,117	319,117
Balance - End of Year	$ 17,332	$ 156,067	$ 156,790	$ 330,189

U.S. DISCOUNT BROKERAGE, INC.
Computation of Net Capital
December 31, 2001

NET CAPITAL COMPUTATION

Total Stockholders' Equity from 12-31-01 Financial Statements	$	330,189
Less: Nonallowable Assets		
Accounts Receivable - Related Parties		174,112
Net Equipment and Furniture		9,052
Internet Website (Net of Amortization)		5,337
Prepaid Rent		1,350
Net Capital Before Haircuts On Securities Positions		140,338
Haircuts on Securities Positions		
Investment - NASDAQ		20,100
Money Market Funds (2%)		33
NET CAPITAL		120,205
Less: Minimum Dollar Capital Requirement		50,000
EXCESS NET CAPITAL	$	70,205
EXCESS NET CAPITAL AT 1000%	$	110,473

HARRY A. DONOVAN, CPA

THEODORE C. KLIMCZAK, CPA

SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

1867 WEST MARKET STREET   AKRON, OH 44313

TELEPHONE 330-836-9331   FAX 330-869-9991

http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: U.S. Discount Brokerage, Inc.
      Computation for Determination of Reserve
      Requirements Under Exhibit A of Rule 15c3-3

Gentlemen:

U.S. Discount Brokerage, Inc. used Pension Financial Services, Inc. during the year ended December 31, 2001 as clearing agents and to perform custodial functions relating to customer securities. Therefore, U.S. Discount Brokerage, Inc. is not subject to the reserve requirements under Rule 15c3-3.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountant

February 22, 2002

Donovan, Klimczak and Company

HARRY A. DONOVAN, CPA

THEODORE C. KLIMCZAK, CPA

SANDRA L. BENNETT, ADMINISTRATOR

CERTIFIED PUBLIC ACCOUNTANTS

1867 WEST MARKET STREET   AKRON, OH 44313

TELEPHONE 330-836-9331   FAX 330-869-9991

http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: U.S. Discount Brokerage, Inc.
      Information Relating to the Possession or
      Control Requirements Under Rule 15c3-3

Gentlemen:

U.S. Discount Brokerage, Inc. used Pension Financial Services, Inc. for possession of customer funds and as custodians for all customer securities during the year ended December 31, 2001. Accordingly, U.S. Discount Brokerage, Inc. is not subject to the requirements under rule 15c3-3.

Donovan, Klimczak and Company
Certified Public Accountants

February 22, 2002

Donovan, Klimczak and Company

HARRY A. DONOVAN, CPA

THEODORE C. KLIMCZAK, CPA

SANDRA L. BENNETT, ADMINISTRATOR

CERTIFIED PUBLIC ACCOUNTANTS
1867 WEST MARKET STREET   AKRON, OH 44313
TELEPHONE 330-836-9331   FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: U.S. Discount Brokerage, Inc.
       Material Differences in Computation of Net Capital

Gentlemen:

Our audit of U.S. Discount Brokerage, Inc., for the year ended December 31, 2001, disclosed the following differences in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, Focus Report.

Computation of Net Capital per Focus Report	$	151,254
Adjustments Due to Year-End Audit Entries		
Accrued Wages		(15,641)
Dividends Payable		(12,541)
Miscellaneous Adjustments		(2,867)
Total Net Capital at 12/31/01		120,205
Less Required Capital		50,000
Excess Net Capital	$	70,205

Donovan, Klimczak and Company
Certified Public Accountants

February 22, 2002

-14-

HARRY A. DONOVAN, CPA

THEODORE C. KLIMCZAK, CPA

SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

1867 WEST MARKET STREET   AKRON, OH 44313

TELEPHONE 330-836-9331   FAX 330-869-9991

http://www.dkc-cpa.com

BOARD OF DIRECTORS
U.S. DISCOUNT BROKERAGE, INC.
ROCKY RIVER, OHIO

We have examined the financial statements of U.S. Discount Brokerage, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 22, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for the securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of U.S. Discount Brokerage, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 22, 2002